Via Facsimile and U.S. Mail
Mail Stop 6010

January 23, 2006

Mr. James R. Gober
President and Chief Executive Officer
Infinity Property and Casualty Corporation
2204 Lakeshore Drive
Birmingham, Alabama   35209

Re: Infinity Property and Casualty Corporation
Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 10, 2005
File No. 000-50167

Dear Mr. Gober:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                Sincerely,

                Jim Atkinson
                Accounting Branch Chief